UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41661

JIN MEDICAL INTERNATIONAL LTD.
(Exact name of registrant as specified in its charter)

No. 33 Lingxiang Road, Wujin District
Changzhou City, Jiangsu Province
People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Entry Into Material Definitive Agreements

VIE Control Master Acquisition Agreement

On September 8, 2026, JIN MEDICAL INTERNATIONAL LTD., a Cayman Islands exempted company (the “Company”), entered into a VIE Control Master Acquisition Agreement (the “Acquisition Agreement”) with Erhua Medical Technology (Changzhou) Co., Ltd. (“Erhua Med”), Changzhou Zhongjin Medical Co., Ltd. (“Changzhou Zhongjin”), Zhongjin Medical Equipment Taizhou Co., Ltd. (“Taizhou Zhongjin”), Huaxia Qiying (Beijing) Technology Co., Ltd. (“Huaxia Qiying” or the “Target”), Beijing Chenglan Kangxu Technology Co., Ltd. (“Chenglan Kangxu” or the “Seller”), and Hyoungju Seo (the “Seller Controlling Person”). The Seller Controlling Person owns 100% of Chenglan Kangxu, which in turn owns 100% of Huaxia Qiying.

The Acquisition Agreement provides for a single integrated transaction pursuant to which the Company, through Erhua Med, will obtain contractual control over, and the right to receive substantially all of the economic benefits of, Huaxia Qiying through the VIE Agreements with Chenglan Kangxu and the Seller Controlling Person, which arrangements extend to Huaxia Qiying as Chenglan Kangxu's wholly owned subsidiary. Neither the Company nor Erhua Med will acquire legal title to the equity interests of Chenglan Kangxu or Huaxia Qiying solely as a result of the VIE Agreements. The Target’s assets principally consist of ginseng-related biological and resource assets, together with research results, technical data and related rights concerning the extraction, fermentation and conversion of active ginseng components, including rare ginsenosides such as F2, Rg3, Rh2, CK and Rg5/Rk1, and the KB-120 multi-stage fermentation technology platform. The Target does not currently operate an established commercial business; the assets are being acquired principally to support future research-result commercialization and related business development. The acquisition is consistent with the Company’s growth strategy of expanding its core elderly-care and rehabilitation-products business into a broader integrated senior-health platform.

The Acquisition Agreement provides for aggregate consideration of US$159,415,729 for the integrated transaction. At the Closing, the Company will issue an aggregate of 71,282,488 Class A ordinary shares, par value US$0.001 per share, to the recipients identified on Schedule I.A to the Acquisition Agreement. In connection with the execution of the Acquisition Agreement, the applicable parties also entered into the investment asset, equity and debt transfer agreements described below, with the transfers contemplated thereby generally becoming effective at the Closing, except that the Zhongjin Kangma equity transfer may be completed after the Closing as described below.

The Closing is subject to customary and transaction-specific conditions, including, among others, the absence of any governmental prohibition or unresolved PRC legal issue preventing the Closing or the effectiveness of the VIE Agreements; execution and delivery of the VIE Agreements and the other required transaction documents; the effectiveness at Closing of the ancillary transfer agreements, subject to permitted post-Closing perfection steps and the deferred transfer mechanics applicable to the Zhongjin Kangma equity interest; completion of the applicable Nasdaq notification process and, to the extent relied upon, the Company’s home-country practice process; the accuracy in all material respects of the parties’ representations and warranties and performance in all material respects of their pre-Closing covenants; the absence of a Material Adverse Effect with respect to the Target; and the Company’s satisfactory completion of its legal, asset, financial, tax, regulatory and accounting due diligence review of the Target and its assets.

Ancillary Agreements

In connection with the execution of the Acquisition Agreement, the applicable parties entered into the investment asset, equity and debt transfer agreements described below. Although such agreements are entered into in connection with the Acquisition Agreement, the transfers contemplated thereby generally become effective at the Closing, subject to the specific terms of the applicable agreement and, in the case of the Zhongjin Kangma equity interest, the post-Closing transfer mechanics described below. At the Closing, the applicable parties will also execute and deliver the VIE Agreements described below, pursuant to which Erhua Med is intended to obtain contractual control over and substantially all of the economic benefits of Chenglan Kangxu and its subsidiaries, including Huaxia Qiying.

Investment Asset, Equity and Debt Transfer Agreements

HTFX Investment Assets Transfer Agreement. On September 8, 2026, the Company, Krenly Unit Limited and HTFX Limited entered into an HTFX Investment Assets Transfer Agreement pursuant to which, at the Closing, the Company will transfer to Krenly Unit Limited its entire investment position and related economic, investor and contractual rights under the applicable investment management arrangement with HTFX Limited. HTFX Limited consented to the transfer and, effective at the Closing, will recognize Krenly Unit Limited as the successor investor with respect to the transferred investment. The agreed transaction value of the HTFX investment assets is US$4,194,167.

Changzhou Zhongjin-Zhejiang Muchi Investment Assets Transfer Agreement. On September 8, 2026, Changzhou Zhongjin, the Seller Controlling Person and Zhejiang Muchi Investment Management Co., Ltd. entered into an investment assets transfer agreement pursuant to which, at the Closing, Changzhou Zhongjin will transfer to the Seller Controlling Person its entire investment position and related economic, investor and contractual rights under the applicable fund investment agreements and related three-party agreement. Zhejiang Muchi consented to the transfer and, effective at the Closing, will recognize the Seller Controlling Person as the successor investor. The agreed transaction value of those investment assets is RMB109,380,958.

Taizhou Zhongjin-Zhejiang Muchi Investment Assets Transfer Agreement. On September 8, 2026, Taizhou Zhongjin, the Seller Controlling Person and Zhejiang Muchi Investment Management Co., Ltd. entered into an investment assets transfer agreement pursuant to which, at the Closing, Taizhou Zhongjin will transfer to the Seller Controlling Person its entire investment position and related economic, investor and contractual rights under the applicable fund investment agreements and related three-party agreement. Zhejiang Muchi consented to the transfer and, effective at the Closing, will recognize the Seller Controlling Person as the successor investor. The agreed transaction value of those investment assets is RMB9,698,760.

Zhongjin Kangma Equity and Debt Transfer Agreement. On September 8, 2026, Changzhou Zhongjin, Zhongjin Kangma Information Technology (Jiangsu) Co., Ltd. (“Zhongjin Kangma”) and the applicable equity and debt transferees entered into a Zhongjin Kangma Equity and Debt Transfer Agreement pursuant to which Changzhou Zhongjin will transfer (i) its 80% equity interest in Zhongjin Kangma, corresponding to RMB8,000,000 of registered capital that has been fully paid, and (ii) a RMB18,000,000 receivable owed by Zhongjin Kangma. The receivable will be transferred at the Closing. The equity transfer may be completed after the Closing following the applicable shareholder-consent, preemptive-right and other transfer procedures, with commercially reasonable efforts required to complete the transfer by September 30, 2026 and, in any event, no later than October 31, 2026. If the transfer of the 80% equity interest in Zhongjin Kangma has not been completed by October 31, 2026, the Company will instead issue 622,123 Class A ordinary shares to the Seller Controlling Person or a person designated by him. Those shares, if issued, will replace, and will not be in addition to, the Zhongjin Kangma equity interest as a component of the transaction consideration.

VIE Agreements

Exclusive Business Cooperation Agreement. At the Closing, Erhua Med and Chenglan Kangxu will enter into an Exclusive Business Cooperation Agreement pursuant to which Erhua Med will serve as the exclusive provider of business support, technical, consulting and other services to Chenglan Kangxu and its subsidiaries, including Huaxia Qiying. The agreement applies on a consolidated basis to Chenglan Kangxu and its subsidiaries, and the annual service fee payable to Erhua Med is designed to equal all net income generated by Chenglan Kangxu.

Equity Pledge Agreement. At the Closing, Erhua Med, the Seller Controlling Person and Chenglan Kangxu will enter into an Equity Pledge Agreement pursuant to which the Seller Controlling Person will pledge to Erhua Med all of his equity interests in Chenglan Kangxu, representing 100% of Chenglan Kangxu’s equity interests, to secure the obligations of the Seller Controlling Person, Chenglan Kangxu and its subsidiaries under the VIE Agreements.

Exclusive Purchase Option Agreement. At the Closing, Erhua Med, the Seller Controlling Person and Chenglan Kangxu will enter into an Exclusive Purchase Option Agreement pursuant to which the Seller Controlling Person will grant Erhua Med an irrevocable and exclusive option, exercisable to the extent permitted by PRC law, to purchase or designate one or more persons to purchase all or part of his equity interests in Chenglan Kangxu, and Chenglan Kangxu will grant Erhua Med an irrevocable and exclusive option to purchase or designate one or more persons to purchase all or part of the assets of Chenglan Kangxu and its subsidiaries, including Huaxia Qiying.

Power of Attorney Agreement. At the Closing, Erhua Med, the Seller Controlling Person and Chenglan Kangxu will enter into a Power of Attorney Agreement pursuant to which the Seller Controlling Person will irrevocably authorize Erhua Med to exercise, on his behalf, the voting and other shareholder rights relating to his equity interests in Chenglan Kangxu, including causing Chenglan Kangxu to exercise its shareholder rights with respect to Huaxia Qiying and related control matters.

Financial Advisory Engagement Agreement

On August 26, 2026, the Company entered into a Financial Advisory Engagement Agreement with Veltrion Haskel Holdings Limited, as financial advisor, pursuant to which the Company agreed to pay an advisory fee equal to 10.0% of the final Transaction value, payable solely in Class A ordinary shares at US$1.88 per share. Based on the current Transaction value, the fee is US$15,941,572.90, represented by 8,479,560 Class A ordinary shares, of which 4,239,780 shares are issuable to Veltrion Haskel Holdings Limited and 4,239,780 shares are issuable, at the advisor’s direction, to Quinnet Section Limited as its approved designee. The Company agreed to use commercially reasonable efforts to include the shares actually issued in a resale registration statement, subject to applicable law and related requirements.

Nasdaq Matters

As a foreign private issuer, the Company intends to rely on home-country practice under applicable Nasdaq rules, to the extent available, in lieu of shareholder approval requirements that might otherwise apply to the issuance of shares in connection with the Transaction. The Acquisition Agreement requires the Company to use commercially reasonable efforts to complete the applicable Nasdaq Listing of Additional Shares notification and any related Nasdaq notification or submission concerning the Company’s reliance on home-country practice.

Unregistered Sales of Equity Securities

The Acquisition Consideration Shares, the Service Consideration Shares and, if issued, the Kangma Replacement Shares are intended to be issued without registration under the Securities Act in reliance upon one or more available exemptions from registration under the Securities Act, including Regulation S, Section 4(a)(2) of the Securities Act, Rule 506 of Regulation D and/or such other applicable exemption as may be available with respect to the relevant recipient. The securities so issued will be restricted securities and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. Neither this Report nor any exhibit hereto constitutes an offer to sell or the solicitation of an offer to buy any securities of the Company.

The foregoing descriptions of the Acquisition Agreement, the Advisory Agreement, the VIE Agreements and the asset, equity and receivable transfer agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the applicable agreements, copies of which are filed or furnished as exhibits to this Report and incorporated herein by reference.

Incorporation by Reference

This report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-288314) of JIN MEDICAL INTERNATIONAL LTD., a Cayman Islands exempted company (the “Company”), initially filed with the U.S. Securities and Exchange Commission on June 25, 2025 (the “Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibits

Exhibit No.	Description
2.1	VIE Control Master Acquisition Agreement, dated September 8, 2026
10.1	Financial Advisory Engagement Agreement, dated August 26, 2026
10.2	Form of Exclusive Purchase Option Agreement
10.3	Form of Exclusive Business Cooperation Agreement
10.4	Form of Equity Pledge Agreement
10.5	Form of Power of Attorney Agreement
10.6	English Translation of HTFX Investment Assets Transfer Agreement, dated September 8, 2026
10.7	English Translation of Changzhou Zhongjin-Zhejiang Muchi Investment Assets Transfer Agreement, dated September 8, 2026
10.8	English Translation of Taizhou Zhongjin-Zhejiang Muchi Investment Assets Transfer Agreement, dated September 8, 2026
10.9	English Translation of Zhongjin Kangma Equity and Debt Transfer Agreement, dated September 8, 2026

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIN MEDICAL INTERNATIONAL LTD.

By:	/s/ Erqi Wang
Name:	Erqi Wang
Title:	Chief Executive Officer and Director

Date: September 8, 2026

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